Exhibit 1.01

Conflict Minerals Report of Gentherm Incorporated

This Conflict Minerals Report of Gentherm Incorporated and all subsidiaries (“Gentherm”, “we”, or the “Company”) covers the reporting period from January 1 to December 31, 2017.  This report was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Business Overview

The Company is a global technology and industry leader in the design, development, and manufacturing of innovative thermal management technologies. Our products provide solutions for automotive passenger comfort and convenience, battery thermal management, remote power generation, patient temperature management, environmental product testing and other consumer and industrial temperature control needs. Our automotive products can be found on the vehicles of nearly all major automotive manufacturers operating in North America, Europe and Asia.

Due Diligence Framework and Overview

We undertook due diligence on the source and chain of custody of the tantalum, tin, tungsten, and gold (“Conflict Minerals” or “3TG”) we use when producing our products.  We designed our due diligence to conform to an internationally recognized due diligence framework, the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related supplements (“OECD Framework”).

The OECD Framework divides the entire conflict mineral supply chain into upstream and downstream entities.  An upstream entity is within the conflict minerals supply chain from the mine to the smelter or refiner and includes miners, local traders, and exporters from the country of mineral origin, international concentrate traders, mineral processors, smelters, and refiners.  A downstream entity is within the conflict minerals supply chain from when the mineral leaves the smelter or refiner to when it arrives at the retailer and includes metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers, and retailers.

The Company is a downstream entity and is typically several tiers removed from the smelter or refiner and mineral origin.  We have limited visibility beyond our direct suppliers to entities within the supply chain.  Therefore, we rely principally on our direct suppliers to provide us with sourcing information.

We conduct a portion of our due diligence using tools and relying on information provided by the Responsible Minerals Initiative (“RMI”), an industry group that works to address Conflict Minerals issues within supply chains. One tool we use is the Conflict Minerals Reporting Template (“CMRT”), which facilitates the collection of information on the source of Conflict Minerals.  We also rely on information from the Conflict-Free Smelter Program, a voluntary initiative in which an independent third party audits the procurement activities of a smelter or refiner to determine with reasonable confidence that the minerals it processes originated from conflict-free sources.

Due Diligence Process

The OECD Framework provides a five-step framework for risk-based due diligence in the mineral supply chain.  Using this framework, we list the actions we took to exercise due diligence on the sourcing of Conflict Minerals we used when manufacturing our products.

Step 1 - Establish strong company management systems

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Gentherm communicated to our suppliers and the public a formal company policy (“Conflict Minerals Policy”) concerning the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”)

•	The Conflict Minerals Policy is publicly available on our corporate website: http://www.gentherm.com/corporate-governance
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Gentherm assembled a cross-functional internal team to implement our Conflict Minerals Policy, including representation from Purchasing, Engineering, Legal, Finance, IT, Internal Audit, and Sales/Program Management.

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The Company structured an internal management and support system (“Steering Committee”), made up of a cross-section of senior management, which has oversight and ownership of the Conflict Minerals Policy. The Steering Committee meets to address current and future sustainability objectives and concerns. In addition, Gentherm maintained a Conflict Minerals working group that met regularly during the reporting period to address the implementation and progress of our due diligence efforts.

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The Company subscribed to a Conflict Minerals Platform (“iPoint”), an on-demand software solution which enables the Company to collect, manage, aggregate, validate, and report Conflict Minerals information. Furthermore, the platform allows us to meet the requirements of our customers and the regulations through an automated assessment of smelter list and overall CMRT completeness and accuracy

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Gentherm is an active member of the Automotive Industry Action Group (AIAG) Conflict Minerals Working Group. This team is made up of leading members of the Automotive Industry that have created a core team and sub-groups that meet on a weekly basis to discuss current legislation, best practices, training, education materials, and collaborate with RMI members on ongoing improvements. The output of these meetings is then available to all members of AIAG.

•	The Company adopted the CMRT as our primary means of collecting data from suppliers. We encourage our suppliers to adopt the most current CMRT form when reporting.

Step 2 - Identify and assess risks in the supply chain

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Gentherm has instituted Conflict Minerals reporting requirements as part of our suppliers’ contractual obligations through our onboarding process, and we have encouraged our suppliers to extend the same obligations to their supply base.

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The Company conducted a survey of our suppliers using iPoint and/or the CMRT template to identify the smelters and refiners in our supply chain. The Company also reviewed and obtained additional information on responses that were incomplete, unclear, or inconsistent.

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For suppliers that are distributors and cannot legally report on behalf of their supply base, we ask that they put forth a statement regarding their company’s position on Conflict Minerals. Additionally, they can supplement their statement with CMRT’s that have been submitted by their supply base.

•	Gentherm monitored consistency between the information provided in the automotive industry’s International Material Data System (IMDS) and CMRT’s submitted by our supply base.

Step 3 - Design and implement a strategy to respond to identified risks

•	The Company reported findings of supply chain risk to the Steering Committee.

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The Steering Committee implemented procedures to address suppliers who did not respond to initial requests. These procedures include follow-up requests, communication involving buyers, management escalation, and phone calls.

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Gentherm adapted a Supplier Escalation Process in accordance with the Conflict Minerals Policy, with the intention to discontinue business with any supplier found to be purchasing 3TG which directly or indirectly finances or benefits armed groups in the in the Covered Countries.

•	The Company reviewed submitted CMRT’s for completeness and reasonableness of responses.

Step 4 - Carry out independent third-party audits of supplier’s due diligence practices

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The Company relied on the EICC/GeSI Conflict-Free Sourcing Program audits to validate its due diligence in conformance with the OECD Guidance. Gentherm worked with other resources to identify smelters in the supply chain and encouraged suppliers and customers to participate in the program through direct communication and smelter outreach communication.

Step 5 - Report annually on supply chain due diligence

•	Gentherm publishes our supply chain due diligence annually on Form SD.

RCOI and Due Diligence Measures Performed

The Company’s Reasonable Country of Origin Inquiry (“RCOI”) was designed to determine whether the Conflict Minerals, which are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company, originated in the Covered Countries. The Company performed a good faith, risk-based, global scoping exercise to identify suppliers that were considered in-scope and subject to RCOI in the 2017 calendar year. Through communications with these suppliers, the Company attempted to identify smelters and refiners of Conflict Minerals that may be utilized in its products.

The Company’s RCOI and due diligence employed a combination of measures to determine whether the necessary Conflict Minerals in Gentherm’s products originated from the Covered Countries. For automotive-related products, the Company identified suppliers of commodity groups with high potential of containing Conflict Minerals using an industry-leading tool, IMDS. In other cases, the materials supplies were analyzed by other means.  All identified Conflict Mineral suppliers were surveyed to ascertain for each of these Conflict Minerals (a) the smelter or refiner where it was processed, (b) its country of origin and (c) the mine or location of origin, using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC/GeSI”) template.

The Company did not receive responses from all of its suppliers and, in some cases, responses were incomplete or did not appear to be accurate. Furthermore, the majority of our suppliers that did provide names of smelters/refiners and country of origin information, did so only on an entity-wide basis without distinguishing between 3TG purchased for goods supplied to Gentherm and 3TG purchased for other purposes. The Company received 443 responses to the 457 inquiries sent to its suppliers.  The responses received represent 99.8% of our total annual supplier spending. Of the 443 supplier responses received, 189 suppliers (42.7% of respondents) stated they do not use Conflict Minerals, and 254 suppliers (57.3% of respondents) stated they use Conflict Minerals not from the Covered Countries. Because we did not receive full and complete responses from every supplier in every case, we were unable to determine the country of origin of Conflict Minerals for our products or whether such products were from recycled or scrap sources.

Due Diligence Enhancements

We plan to undertake the following steps during the next compliance periods to (1) determine the country of origin of the Conflict Minerals and the facilities used to mine and refine the Conflict Minerals used in, and necessary to, the functionality or production of our products and (2) further mitigate the risks that necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country:

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Continue to strengthen our engagement with our suppliers regarding Conflict Minerals, including requiring CMRT information from in-scope suppliers and all new suppliers for all Gentherm locations including our subsidiaries.

•	Continue to educate and drive our suppliers to provide current, accurate, and complete information from their supply chain regarding their smelters and refiners of Conflict Minerals.
•	Strengthen engagement with our suppliers by offering additional training and encouraging an open line of communication throughout the year.
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Increase our efforts to identify the number of smelters and refiners within our supply chain by evaluating the information received from our suppliers and comparing them with revised information published by the RMI.

•	Consider transitioning business to suppliers that expressly state that they use smelters designated as “conflict-free”.
•	Enhance participation with the AIAG, RMI, and/or other relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Framework.
•	Perform additional due diligence on a sample of suppliers to evaluate the general integrity of the responses received from all direct suppliers.
•	Increase knowledge of RMI guidelines pertaining to possible cobalt due diligence, should cobalt be required by legislation to be included in our Conflict Minerals reporting.
•	Contact the suppliers of our recently acquired subsidiary, Etratech, and include those in our 2018 report.